NEWS RELEASE

EMX Royalty Options the Mesa Well Copper Project in Arizona to Intrepid Metals

Vancouver, British Columbia, August 26, 2022 (NYSE American: EMX; TSX Venture: EMX; Frankfurt: 6E9) - EMX Royalty Corporation (the "Company" or "EMX") is pleased to announce the execution, by its wholly-owned subsidiary Bronco Creek Exploration Inc., of an option to purchase agreement (the "Agreement") for the Mesa Well property (the "Project") to Intrepid Metals Corp. ("Intrepid") (TSX-V: INTR). The Agreement provides EMX with cash and share payments during Intrepid's earn-in period, and upon earn-in, a retained 2% net smelter return ("NSR") royalty interest, annual advance royalty payments, and certain milestone payments.

The Mesa Well Project is located in south-central Arizona's porphyry copper belt, approximately 100 kilometers northeast of Tucson. The principal target is a structurally dismembered and rotated porphyry copper-molybdenum system concealed beneath strongly tilted, post-mineral cover rocks. There are additional targets of skarn/replacement mineralization, also beneath cover rocks.

The Agreement with Intrepid is an example of EMX's execution of the royalty generation aspect of its business model. The Company acquired Mesa Well at minimal cost in a premier porphyry copper belt, and has now partnered the Project for further in-the-ground exploration investment, pre-production payments, and a retained NSR royalty interest, all at no additional cost to EMX.

Commercial Terms Overview. Intrepid can earn 100% interest in the Project before the fifth anniversary of the Agreement by: (a) making execution and staged option payments totaling $350,000, (b) delivering 600,000 common shares of Intrepid, and (c) incurring $2,000,000 in exploration expenditures. After earn-in, EMX will retain a 2% NSR royalty interest on the Project and will receive certain annual advance royalty ("AAR") payments.

Additionally, Intrepid has agreed to make payments to EMX at certain Project milestones: (a) $200,000 upon completion of a Preliminary Economic Assessment; (b) $500,000 upon completion of a Prefeasibility Study; and (c) $1,000,000 upon completion of a Feasibility Study.

All dollar amounts are in USD unless otherwise noted.

Mesa Well Overview. The Mesa Well Project is covered by State of Arizona exploration leases that were acquired as a result of EMX's southwestern U.S. porphyry copper royalty generation program. The original target concept was derived from the coincidence of locally anomalous water well geochemisty and an unexplored porphyry dike swarm striking toward those anomalies, with several water wells reporting high molybdenum values and notable "multiparameter" anomalies1.

1Bolm, K. S., Hayes, T. S., and Brown, J. G., 2008, Using alluvial basin ground-water chemistry to explore for concealed porphyry copper deposits in Arizona, in: Ores and Orogenesis: Circum-Pacific Tectonics, Geologic Evolution, and Ore Deposits, Arizona Geological Society Digest 22, Spencer, J. E., and Titley, S. R., eds. p. 137-149.

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The Mesa Well target area is covered by highly tilted, post-mineral, Tertiary gravels. Field work to the east of the principal target area identified: 1) a variety of porphyry dikes and associated weak, but broadly-developed biotitic and sodic-calcic alteration with sparse chalcopyrite mineralization and 2) exotic, secondary copper mineralization along a low angle fault zone that spans from the dike swarm to the geochemically anomalous water wells. The dikes, alteration, and mineralization are characteristic of the deeper flanks of a porphyry system. The remobilized copper mineralization is interpreted to be sourced from the porphyry target beneath the post-mineral cover.

Exploration by a previous partner included five holes totaling 2,701 meters of reverse circulation and 981 meters of core drilling which intersected distal porphyry copper alteration and mineralization. These drill intercepts increase in alteration intensity and mineralization (pyrite-chalcopyrite-molybdenite-bearing quartz veins with sericitic alteration) and vector toward the target area. Permitting was completed for a planned follow-up drill program that was never executed. As a result, the Mesa Well Project presents "walk-up" drill targets for Intrepid's upcoming work programs. Intrepid advises it has plans to complete geophysical surveys on the Project prior to year-end, followed by a drill program in Q1 2023.

Qualified Person. Michael P. Sheehan, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified and approved the above technical disclosure.

About EMX.  EMX is a precious, base and battery metals royalty company. EMX's investors are provided with discovery, development, and commodity price optionality, while limiting exposure to risks inherent to operating companies. The Company's common shares are listed on the NYSE American Exchange and TSX Venture Exchange under the symbol "EMX", and also trade on the Frankfurt exchange under the symbol "6E9". Please see www.EMXroyalty.com for more information.

For further information contact:

David M. Cole President and CEO Phone: (303) 973-8585 Dave@EMXroyalty.com	Scott Close Director of Investor Relations Phone: (303) 973-8585 SClose@EMXroyalty.com	Isabel Belger Investor Relations (Europe) Phone: +49 178 4909039 IBelger@EMXroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release

Forward-Looking Statements

This news release may contain "forward looking statements" that reflect the Company's current expectations and projections about its future results. These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, timelines, strategic plans, market prices for precious and base metal, or other statements that are not statements of fact. When used in this news release, words such as "estimate," "intend," "expect," "anticipate," "will", "believe", "potential"  and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company's future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company's actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Suite 501 - 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada

Tel:  (604) 688-6390  Fax:  (604) 688-1157

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Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein.  Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company's MD&A for the quarter ended June 30, 2022 (the "MD&A"), and the most recently filed Annual Information Form ("AIF") for the year ended December 31, 2021, actual events may differ materially from current expectations. More information about the Company, including the MD&A, the AIF and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC's EDGAR website at www.sec.gov.

Suite 501 - 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada

Tel:  (604) 688-6390  Fax:  (604) 688-1157

www.EMXroyalty.com